Exhibit 99.2

Notice to Owners of Ordinary Shares

Brainsway Ltd.

Proxy Card

Owners of record on August 12, 2025 (the “Record Date”) of Ordinary Shares of Brainsway Ltd. (the “Company”) are hereby notified of an upcoming annual general meeting of the Company to be held on Thursday, September 11, 2025, in Israel (the “Annual Meeting”).

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than Thursday, September 11, 2025, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel- Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than Thursday, September 11, 2025, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at Annual Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on September 11, 2025). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your shares.

If you have any questions, need assistance in voting, or need additional material, please contact our general counsel and company secretary by e- mail: mklein@brainsway.com.

Brainsway Ltd.

Dated: August 6, 2025

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ANNUAL GENERAL MEETING OF

BRAINSWAY LTD.

TO:	Brainsway Ltd.
Email: mklein@brainsway.com
Telephone Number: +972-2-582-4030
Annual General Meeting to be held on September 11, 2025

FROM:
Company/Individual Name

SIGNATURE:
Authorized Signatory Name, Signature

CONTACT INFO:
Telephone Number/ E-mail Address

TOTAL NUMBER ORDINARY SHARES

HELD AS OF AUGUST 12, 2025, (all of them being voted):

 _________________________________________

DATE: _________________________________

Brainsway Ltd.

Annual General Meeting

September 11, 2025

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. By signing and submitting the Proxy Card, the undersigned hereby confirms and declares that it, he or she is not a “controlling shareholder” and does not have a “personal interest” in the approval of proposal 3, except if you notify us of such position or personal interest in writing in advance of the vote. For further information on the definitions of “controlling shareholder” and “persona interest,” including the contact details for the delivery of a notice to the Company if you believe you are a “controlling shareholder” or have a “personal interest” in connection with proposal 3, see under Proposal 3 of the Proxy Statement. FOR THE FULL TEXT OF EACH RESOLUTION AND ADDITIONAL DETAILS SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

The above-noted holder of Ordinary Shares of Brainsway Ltd. (the “Company”) hereby requests and instructs Mr. Ami Boehm, with full power of substitution, to endeavor insofar as practicable, to vote or cause to be voted the number of Ordinary Shares held as of close of business on August 12, 2025 at the Annual General Meeting of the Company to be held in Israel on September 11, 2025 at 3:00 p.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED (AFTER COMPLETION) BY

11:00A.M. ISRAEL TIME ON SEPTEMBER 11, 2025 (OR IF VOTED ELECTRONICALLY BY 9:00A.M. ISRAEL TIME ON SEPTEMBER 11, 2025) IN ORDER TO BE VALID

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ANNUAL GENERAL MEETING OF

BRAINSWAY LTD.

1. RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2025 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2a. RESOLVED, that Mr. Ami Boehm be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2b. RESOLVED, that Dr. David Zacut be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2c. RESOLVED, that Ms. Eti Mitrany be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2d. RESOLVED, that Ms. Karen Sarid be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2e. RESOLVED, that Prof. Avraham Zangen be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2f. RESOLVED, that Mr. Avner Lushi be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2g. RESOLVED, that Mr. Jonathan Shulkin be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. RESOLVED, to approve the update in compensation and the grant of equity compensation to Mr. Hadar Levy, the Company’s Chief Executive Officer, on the terms described in the Proxy Statement, and to determine that it is for the benefit of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

End of resolutions

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